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                                                                    Exhibit 99.1


[PGS LOGO]                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
OLA B0STERUD                                                        July 7, 2006
PHONE: +47 67 52 64 00
CELLULAR:  +47 90 95 47 43

CHRISTOPHER M0LLERL0KKEN
PHONE: +47 67 52 64 00
CELLULAR: +47 90 27 63 55


                      Option Allocation to Primary Insiders

         JULY 7, 2006: OSLO, NORWAY. Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that a total of 709,000 employee share options have been granted to a total of 119 employees. The options has an exercise price of NOK 364.50, which represents the average trading price for the PGS share on the Oslo Stock Exchange in the first five trading days after the demerger of Petrojarl.

         PGS General Meeting June 14, 2006, authorized the Board of Directors to establish share option programs for PGS management and key personnel representing up to 750,000 options.

The following primary insiders have been granted options:

Svein Rennemo, President & CEO has been granted 40,000 options. Following the grant Svein Rennemo holds 40,000 options and 11,544 shares in Petroleum Geo-Services ASA.

Gottfred Langseth, S.V.P. & CFO has been granted 30,000 options. Following the grant Gottfred Langseth holds 30,000 options and 1,158 shares in Petroleum Geo-Services ASA.

Christin Steen-Nilsen, V.P. Chief Accounting Officer has been granted 4,000 options. Following the grant Christin Steen-Nilsen holds 4,000 options and 461 shares in Petroleum Geo-Services ASA.

Ola Bosterud, V.P. Group Communications has been granted 10,000 options. Following the grant Ola Bosterud and closely related persons combined holds 10,000 options and 2,858 shares in Petroleum Geo-Services ASA.

Lars Inge Pettersen, V.P. Technical Director GAAP has been granted
4,000 options. Following the grant Lars Inge Pettersen holds 4,000 options and 37 shares in Petroleum Geo-Services ASA.

Rune Eng, President Marine Geophysical has been granted 30,000 options. Following the grant Rune Eng holds 30,000 options and 4,308 shares in Petroleum Geo-Services ASA.

Eric D. Wersich, President Onshore has been granted 20,000 options. Following the grant Eric D. Wersich holds 20,000 options and 1,385 shares in Petroleum Geo-Services ASA.

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
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Petroleum Geo-Services ASA     Phone:   +47 67 52 64 00     Petroleum Geo-Services Inc       Phone:  +1 281-509-8000
Strandveien 4                  Fax:     +47 67 52 64 64     15150 Memorial Drive             Fax:    +1 281-509-8500
P.O.Box 89                                                  Houston, TX 77079
N-1325 Lysaker, Norway                                      USA
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         All options must be exercised within five years of entering into the option agreement. 1/3 of the options granted may be exercised one year after the grant, 1/3 of the options granted may be exercised two years after the grant and the remaining 1/3 of the granted options may be exercised three years after the grant.


                                      ****


Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS operates on a worldwide basis with headquarters at placeCityLysaker, country-regionNorway.


For more information on Petroleum Geo-Services visit www.pgs.com.



                                      ****


The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the U.S. Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.


                                     --END--




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